SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                             UNITED AUTO GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Voting Common Stock, par value $.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    909440109
--------------------------------------------------------------------------------
                         (CUSIP Number)

                                                     with a copy to:
         Stephen Feinberg                            Robert G. Minion, Esq.
         450 Park Avenue                             Lowenstein, Sandler, Kohl,
         28th Floor                                    Fisher & Boylan, P.A.
         New York, New York  10022                   65 Livingston Avenue
         (212) 421-2600                              Roseland, New Jersey  07068
                                                     (973) 992-8700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 26, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)               Not
     (b)               Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                   Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:      United States
________________________________________________________________________________
     Number of                                7) Sole Voting Power:        *
     Shares Beneficially                      8) Shared Voting Power:      *
     Owned by
     Each Reporting                           9) Sole Dispositive Power:   *
     Person With:                            10) Shared Dispositive Power: *
________________________________________________________________________________
11) Aggregate Amount Beneficially Owned by Each Reporting Person:       919,600*
________________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                 Not Applicable
________________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11):      5.0%*
________________________________________________________________________________
14)      Type of Reporting Person (See Instructions):       IA, IN

________________________________________________________________________________
* 201,700 shares (1.1%) of United Auto Group, Inc. voting common stock are owned by Cerberus Partners, L.P., a limited partnership organized under the laws of Delaware ("Cerberus"). 422,700 shares (2.3%) of United Auto Group, Inc. voting common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 36,600 shares (0.2%) of United Auto Group, Inc. voting common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities of United Auto Group, Inc. owned by Cerberus, International and Ultra. In addition, 258,600 shares (1.4%) of United Auto Group, Inc. voting common stock are owned by various other persons and entities for which Stephen Feinberg possess certain investment authority. See Item 5 for further information.

Item 1.  Security and Issuer.

     This statement relates to the common stock, par value $.0001 per share, of United Auto Group, Inc. (the "Company"), whose principal executive offices are located at 375 Park Avenue, New York, New York 10152.

Item 2.  Identity  and Background.

     The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3. Source and Amount of Funds or Other  Consideration.

     All funds used to purchase shares of voting common stock of the Company on behalf of Cerberus, International, Ultra and the Funds come directly from the assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4. Purpose of Transaction.

     The acquisition of the shares of voting common stock referred to in Item 5 is for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997, as of November 11, 1997 there were issued and outstanding 18,289,724 shares of voting common stock of the Company. As of November 26, 1997, Cerberus owned 201,700 of such shares, or 1.1% of those outstanding; International owned 422,700 of such shares, or 2.3% of those outstanding; Ultra owned 36,600 of such shares, or 0.2% of those outstanding and the Funds in the aggregate owned 258,600 of such shares, or 1.4% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of voting common stock of the Company owned by each of Cerberus, International and Ultra and (ii) power to direct the disposition of the shares of voting common stock of the Company owned by the Funds. The following table sets forth the transactions by each of Cerberus, International, Ultra and the Funds in shares of voting common stock of the Company during the past sixty days, each of which were effected in an ordinary broker's transaction.

                             Cerberus Partners, L.P.

         Date                      Quantity                           Price

                                   (Purchases)

    November 11, 1997              19,700                            $17.79
    November 11, 1997              93,000                             16.80
    November 12, 1997              18,000                             15.23
    November 13, 1997               7,500                             15.39
    November 21, 1997              22,000                             14.52
    November 24, 1997              19,000                             14.25
    November 25, 1997              18,000                             13.99
    November 26, 1997               6,500                             13.83

                                     (Sales)

    November 25, 1997               2,000                            $13.86

                          Cerberus International, Ltd.

         Date                       Quantity                          Price

                                   (Purchases)

    November 11, 1997              49,800                             $17.79
    November 11, 1997             187,400                              16.80
    November 12, 1997              36,200                              15.23
    November 13, 1997              15,300                              15.39
    November 14, 1997              14,500                              15.81
    November 21, 1997              44,000                              14.52
    November 24, 1997              39,000                              14.25
    November 25, 1997              37,000                              13.99
    November 26, 1997              14,000                              13.83

                                     (Sales)

    November 11, 1997              10,000                             $17.02
    November 25, 1997               4,500                              13.86



                            Ultra Cerberus Fund, Ltd.

         Date                      Quantity                            Price

                                   (Purchases)

    November 11, 1997                3,700                            $17.79
    November 11, 1997               17,000                             16.80
    November 12, 1997                3,300                             15.23
    November 13, 1997                1,400                             15.39
    November 21, 1997                4,200                             14.52
    November 24, 1997                3,500                             14.25
    November 25, 1997                3,000                             13.99
    November 26, 1997                1,000                             13.83

                                     (Sales)

    November 25, 1997                  500                            $13.86




                                    The Funds

         Date                      Quantity                            Price

                                   (Purchases)

    November 11, 1997               25,400                            $17.79
    November 11, 1997              120,000                             16.80
    November 12, 1997               23,000                             15.23
    November 13, 1997                9,700                             15.39
    November 21, 1997               28,000                             14.52
    November 24, 1997               24,000                             14.25
    November 25, 1997               23,000                             13.99
    November 26, 1997                8,500                             13.83

                                     (Sales)

    November 25, 1997                3,000                            $13.86


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of voting common stock of the Company between Stephen Feinberg and any person or entity.

Item 7.           Material to be Filed as Exhibits.

                  Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                            December 5, 1997


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,    L.L.C.,  the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd.,  Ultra Cerberus Fund, Ltd. and
                                            the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).